TELEPHONE: (02) 8227-6700 FACSIMILE: (02) 8227-6750 WWW.SULLCROM.COM	___________ MELBOURNE BEIJING • HONG KONG • TOKYO LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS

July 8, 2024

VIA EDGAR

United States Securities and Exchange Commission,

Division of Corporate Finance,

Office of Energy & Transportation,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Attention: Sandra Wall and John Hodgin

Re:	Woodside Energy Group Ltd

Form 20-F for the Fiscal Ended December 31, 2023

Filed February 27, 2024

File No. 001-41404

Dear Ms. Wall and Mr. Hodgin:

I refer to the comment letter, dated June 17, 2024, to Mr. Graham Tiver of Woodside Energy Group Ltd (the “Company”) and the telephone call between Benjamin Fleming of Sullivan & Cromwell and Ms. Sandra Wall on July 5, 2024, regarding the due date for responding to that letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments on or before August 2, 2024.

The Company appreciates your cooperation in extending the deadline for its response. If you have any questions, please do not hesitate to contact me at +61 2 8227 6700.

Very truly yours,

/s/ Waldo D. Jones, Jr.
Waldo D. Jones, Jr.

cc:	Graham Tiver

Rebecca McNicol

Warren Baillie

(Woodside Energy Group Ltd)

Benjamin I. Fleming

(Sullivan & Cromwell)

Sullivan & Cromwell practices only United States and English law in Australia.